FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
August 2, 2005
GOLD RESERVE APPOINTS JOHN GALBAVY AS VICE PRESIDENT & CHIEF LEGAL OFFICER

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: August 2, 2005
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release


GOLD RESERVE APPOINTS JOHN GALBAVY AS VICE PRESIDENT & CHIEF LEGAL OFFICER

SPOKANE, WASHINGTON   August 2, 2005

Gold Reserve Inc. (TSX: GRZ AMEX: GRZ) announced today that John N. Galbavy has joined the Company as Vice President Chief Legal Officer. Mr. Galbavy has 16 years of legal experience primarily in business transactions, corporate, mining, securities and environmental law. For the past 10 years he was employed with Hecla Mining Company (NYSE:HL) as both assistant secretary and corporate counsel.

Prior to joining Hecla he was a lawyer in private practice with a law firm in Colorado and has a Bachelor of Science degree in Geophysical Engineering from the Colorado School of Mines. He is admitted to practice law in Colorado, Idaho, Oklahoma and Washington State. Mr. Galbavy is also a trustee of the Rocky Mountain Mineral Law Foundation and last year was a Co-Chair for the mining program of the annual institute.

Doug Belanger, President of Gold Reserve, stated, We are very pleased that John has joined Gold Reserve. In addition to his training and experience as an attorney he has tremendous experience in Venezuela that we will be able to utilize as we proceed with our Brisas project. His experience, skills and abilities will be extremely beneficial for Gold Reserve.

Gold Reserve Inc. is a Canadian company which has the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. The Brisas project has 10.1 million ounces of gold and 1.29 billion pounds of copper in proven and probable ore reserves. Further information on Brisas tonnage, grades and the bankable feasibility study is available at "www.goldreserveinc.com" "www.sedar.com".

Certain statements included herein, including those that express managements expectations or estimates of our future performance, constitute forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserveis filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet  www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634